Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Announces Grant of Stock Options and Share Issuances

Vancouver, British Columbia, July 21, 2011 (TSX Venture: EMX) -- Eurasian Minerals Inc. (the "Company" or "EMX") announces that pursuant to the Company’s Stock Option Plan, an aggregate of 1,306,000 incentive stock options, exercisable at a price of $2.80 per share for a period of five years, have been granted to officers, directors, employees and consultants of the Company.

In addition, the Company intends to pay discretionary bonuses through the issuance of an aggregate of 300,000 common shares as a bonus to five officers and a director under the Company’s Incentive Stock Grant Program which was approved by disinterested shareholders at the Company’s Annual General Meeting held on August 24, 2010. The shares will be issued over a period of two years, with the initial tranche of 100,000 shares being issued upon final receipt of TSX Venture Exchange approval, and a further 100,000 on each of the first and second anniversaries.

The Company also announces that it intends to issue an aggregate of 157,500 common shares as a bonus to fifteen employees and consultants, subject to TSX Venture Exchange approval. An aggregate of 109,500 will be issued over a period of two years, with the initial tranche of 36,500 shares being issued upon final receipt of TSX Venture Exchange approval, and a further 36,500 on each of the first and second anniversaries. The other 48,000 shares will be issued over a three year period commencing on the first anniversary of TSX Venture Exchange approval and in accordance with the employees’ contracts.

All bonus shares will be subject to restrictions on transfer for a period of four months from issuance.

EMX is exploring and investing in a quality mineral property and royalty portfolio in some of the most prospective, but under-explored mineral belts of the world.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement:

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com